UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Equity Oil Company
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

294749 10 6
(CUSIP Number)

James J. Volker
President and Chief Executive Officer
Whiting Petroleum Corporation
WPC Equity Acquisition Corp.
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
(303) 837-1661

Copy to:

Benjamin F. Garmer, III, Esq.
Foley & Lardner
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202
(414) 271-2400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 1, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 294749 10 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whiting Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) oo (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER 2,002,338 (See Item 5) SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER 2,002,338 (See Item 5)

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,338 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 294749 10 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WPC Equity Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) oo (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER 2,002,338 (See Item 5) SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER 2,002,338 (See Item 5)

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,338 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

ITEM 1.	Security and Issuer.

        This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $1.00 par value per share (“Common Stock”), of Equity Oil Company, a Colorado corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10 West 300 South, Suite 806, Salt Lake City, Utah 84101.

ITEM 2.	Identity and Background.

(a)-(c) and (f) This statement is filed on behalf of the following entities:

(1) Whiting Petroleum Corporation, a Delaware corporation (“Whiting Petroleum”), whose principal executive offices are located at 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300. Whiting Petroleum is a publicly traded holding company and the sole stockholder of Whiting Oil and Gas Corporation, a Delaware corporation that is engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the Gulf Coast/Permian Basin, Rocky Mountain, Michigan and Mid-Continent regions of the United States.

(2) WPC Equity Acquisition Corp., a Colorado corporation (“Merger Sub”), whose principal executive offices are located at 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300. Merger Sub is a wholly owned subsidiary of Whiting Petroleum formed in connection with the Merger (as defined below) and the transactions contemplated by the Merger Agreement (as defined below). It is not anticipated that, prior to the consummation of the Merger, Merger Sub will have any significant assets or liabilities or will engage in any activities other than those incident to the Merger.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Whiting Petroleum and Merger Sub is set forth below. Each of the directors and officers of Whiting Petroleum and Merger Sub is a citizen of the United States of America. The business address of each of the directors and executive officers of Whiting Petroleum and Merger Sub is 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300 except as otherwise indicated. The executive officers of Whiting Petroleum are also the executive officers of Merger Sub.

Name/Address	Title
Executive Officers -Whiting Petroleum and Merger Sub
James J. Volker	President and Chief Executive Officer
D. Sherwin Artus	Senior Vice President
James R. Casperson	Chief Financial Officer
James T. Brown	Vice President - Operations
John R. Hazlett	Vice President - Acquisitions and Land
Mark R. Williams	Vice President - Exploration and Development
Patricia J. Miller	Vice President - Human Resources and Corporate Secretary
Michael J. Stevens	Controller and Treasurer
Directors - Whiting Petroleum
James J. Volker	President and Chief Executive Officer of Whiting Petroleum
Thomas L. Aller	Senior Vice President--Energy Delivery, Alliant Energy Corporation
c/o Interstate Power and Light Company	and President, Interstate Power and Light Company
200 First Street SE
Cedar Rapids, Iowa 52401
Graydon D. Hubbard	Author and retired certified public accountant
J. B. Ladd	Independent oil and natural gas operator
Kenneth R. Whiting	Retired
Directors - Merger Sub
James J. Volker	President and Chief Executive Officer of Whiting Petroleum
James R. Casperson	Chief Financial Officer of Whiting Petroleum

        (d)-(e)        During the past five years, neither Whiting Petroleum nor Merger Sub, and, to the best of their knowledge, none of their respective executive officers and directors named above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

        Whiting Petroleum, Merger Sub and the Issuer entered into an Agreement and Plan of Merger, dated February 1, 2004 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Issuer (the “Merger”), as a result of which the Issuer will become a wholly owned subsidiary of Whiting Petroleum. The Merger is subject to the approval of shareholders owning two-thirds of the outstanding Common Stock and other closing conditions.

        Concurrently with the execution and delivery of the Merger Agreement, Whiting Petroleum and Merger Sub entered into Shareholder Agreements, each dated February 1, 2004 (the “Shareholder Agreements”), with each of Paul M. Dougan, President and Chief Executive Officer of the Issuer and John W. Straker, Jr., a director of the Issuer (together, the “Significant Shareholders”), with respect to 2,002,338 shares of Common Stock owned by the Significant Shareholders. Under the Shareholder Agreements, the Significant Shareholders have agreed, subject to the terms thereof, to vote their shares of Common Stock in favor of the Merger and have granted to Merger Sub an option to acquire their shares of Common Stock under certain circumstances for $3.56 per share. The Significant Shareholders have also granted to the President and Chief Executive Officer and the Chief Financial Officer of Whiting Petroleum a proxy to vote their shares of Common Stock, representing approximately 16.6% of the issued and outstanding Common Stock as of February 1, 2004, in favor of the Merger.

        The foregoing description of the Merger Agreement and the Shareholder Agreements is qualified in its entirety by reference to such agreements, which have been incorporated by reference as exhibits to this Schedule 13D.

ITEM 4.	Purpose of Transaction.

        The purpose of the transaction is to facilitate the adoption of the Merger Agreement by the shareholders of the Issuer.

        Except as indicated in this Schedule 13D, Whiting Petroleum and Merger Sub currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interests in Securities of the Issuer.

        (a)        As a result of entering into the Shareholder Agreements, Whiting Petroleum and Merger Sub may be deemed to own beneficially 2,002,338 shares of Common Stock, or approximately 16.6% of the issued and outstanding Common Stock as of February 1, 2004. Neither Whiting Petroleum nor Merger Sub owns any shares of Common Stock. Except as set forth in this Schedule 13D, neither Whiting Petroleum nor Merger Sub, nor, to their best knowledge, any executive officer or director thereof, is the “beneficial owner” of any such shares, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

        (b)        Pursuant to the Shareholder Agreements, Whiting Petroleum and Merger Sub possess shared power to vote, or direct the vote of, 2,002,338 shares of Common Stock owned by the Significant Shareholders.

        (c)        Neither Whiting Petroleum nor Merger Sub nor, to the best of their knowledge, any executive officer or director thereof, has engaged in any transaction in any shares of Common Stock during the sixty day period immediately preceding the date hereof except as described herein.

        (d) and (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

        Except as described in this Schedule 13D, neither Whiting Petroleum nor Merger Sub nor, to the best of their knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated February 1, 2004, by and among Whiting Petroleum
Corporation, WPC Equity Acquisition Corp. and Equity Oil Company [Incorporated by reference to
Exhibit 10.1 to Equity Oil Company's Current Report on Form 8-K dated February 2, 2004 (File
No. 000 00610)].
Exhibit 2	Shareholder Agreement, dated February 1, 2004, by and among Whiting Petroleum Corporation, WPC
Equity Acquisition Corp. and Paul M. Dougan [Incorporated by reference to Exhibit 10.2 to
Equity Oil Company's Current Report on Form 8-K dated February 2, 2004 (File No. 000 00610)].
Exhibit 3	Shareholder Agreement, dated February 1, 2004, by and among Whiting Petroleum Corporation, WPC
Equity Acquisition Corp. and John W. Straker, Jr. [Incorporated by reference to Exhibit 10.3 to Equity Oil Company's Current Report on Form 8-K dated February 2, 2004 (File No. 000 00610)].
Exhibit 4	Joint Filing Agreement, dated February 9, 2004, by and between Whiting Petroleum Corporation and WPC Equity Acquisition Corp.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

WHITING PETROLEUM CORPORATION
By: /s/ James J. Volker
James J. Volker
President and Chief Executive Officer
WPC EQUITY ACQUISITION CORP.
By: /s/ James J. Volker
James J. Volker
President and Chief Executive Officer

Dated: February 9, 2004

Exhibit 4

JOINT FILING AGREEMENT

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: February 9, 2004

WHITING PETROLEUM CORPORATION
By: /s/ James J. Volker
James J. Volker
President and Chief Executive Officer
WPC EQUITY ACQUISITION CORP.
By: /s/ James J. Volker
James J. Volker
President and Chief Executive Officer